UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of October 2011

EXFO Inc.
(Translation of registrant’s name into English)

400 Godin Avenue, Quebec, Quebec, Canada   G1M 2K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

Signatures
Press Release
Unaudited Interim Consolidated Balance Sheet
Unaudited Interim Consolidated Statements of Earnings
Unaudited Interim Consolidated Statements of Comprehensive Income and Accumulated Other Comprehensive Income (Loss)
Unaudited Interim Consolidated Statements of Retained Earnings and Contributed Surplus
Unaudited Interim Consolidated Statements of Cash Flows

On October 11, 2011, EXFO Inc., a Canadian corporation, reported its results of operations for the fourth fiscal quarter and year end for the fiscal year ended August 31, 2011. This report on Form 6-K sets forth the news release relating to EXFO’s announcement and certain information relating to EXFO’s financial condition and results of operations for the fourth fiscal quarter and year end for the fiscal year ended August 31, 2011. This press release and information relating to EXFO’s financial condition and results of operations for the fourth fiscal quarter and year end for the fiscal year ended August 31, 2011 are hereby incorporated as a document by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO INC.
By: /s/ Benoit Ringuette Name: Benoit Ringuette Title: General Counsel and Corporate Secretary

Date: October 13, 2011

EXFO Reports Record Sales and Bookings for Fiscal 2011

▪	Annual sales increase 33.0% to US$269.7 million
▪	Annual bookings improve 28.8% to US$272.3 million
▪	Adjusted EBITDA* reaches US$30.6 million or 11.3% of sales
▪	Cash flows from operations attain US$23.3 million

QUEBEC CITY, CANADA, October 11, 2011—EXFO Inc. (NASDAQ: EXFO, TSX: EXF) reported today record sales and bookings for the fiscal year ended August 31, 2011.

Annual sales increased 33.0% to US$269.7 million in fiscal 2011 from US$202.8 million in 2010. In the fourth quarter of fiscal 2011, sales totaled US$64.4 million compared to US$67.6 million in the third quarter of 2011 and US$58.6 million in the fourth quarter of 2010. Sales exclude revenue from the divested Life Sciences and Industrial Division (referred to as “discontinued operations” in financial statements).

Overall for fiscal 2011, bookings improved 28.8% to US$272.3 million from US$211.4 million in 2010 for an annual book-to-bill ratio of 1.01. In the fourth quarter of 2011, bookings totaled US$62.5 million for a book-to-bill ratio of 0.97 compared to US$61.3 million in the third quarter of 2011 and US$55.8 million in the fourth quarter of 2010.

Gross margin reached 62.8% of sales in fiscal 2011 compared to 63.6% in 2010. In the fourth quarter of 2011, gross margin amounted to 63.6% of sales compared to 64.2% in the third quarter of 2011 and 64.8% in the fourth quarter of 2010.

In fiscal 2011, GAAP net earnings totaled US$19.3 million, or US$0.31 per diluted share, including a foreign exchange loss of US$3.8 million. Net earnings from continuing operations (Telecom business) amounted to US$6.4 million, or US$0.10 per diluted share. It should be noted that EXFO recorded an after-tax gain of US$13.1 million, or US$0.21 per diluted share, from the disposal of discontinued operations (Life Sciences and Industrial business) in fiscal 2011. GAAP net earnings in 2011 also included US$9.2 million in amortization of intangible assets and US$2.3 million in stock-based compensation costs. The former item resulted in an income tax recovery of US$0.5 million.

In fiscal 2010, GAAP net earnings totaled US$6.6 million, or US$0.11 per diluted share, including US$7.8 million in amortization of intangible assets and US$1.8 million in stock-based compensation costs. The former item resulted in an income tax recovery of US$1.3 million. GAAP net earnings included a loss of US$1.5 million in 2010.

In the fourth quarter of 2011, GAAP net earnings amounted to US$1.9 million, or US$0.03 per diluted share, including US$2.1 million in amortization of intangible assets and US$0.5 million in stock-based compensation costs. The former item resulted in an income tax recovery of US$0.1 million.

In the third quarter of fiscal 2011, GAAP net earnings totaled US$1.7 million, or US$0.03 per diluted share, including US$2.1 million in amortization of intangible assets and US$0.4 million in stock-based compensation costs. The former item resulted in an income tax recovery of US$0.1 million.

In the fourth quarter of 2010, GAAP net earnings amounted to US$5.0 million, or US$0.08 per diluted share, including US$2.5 million in amortization of intangible assets and US$0.5 million in stock-based compensation costs. The former item resulted in an income tax recovery of US$0.2 million.

“After posting exceptional 32% sales growth in fiscal 2010, I am quite pleased that we surpassed it with a 33% increase and solid earnings results in 2011, as we delivered robust growth across all geographic regions and product areas,” said Germain Lamonde, EXFO’s Chairman, President and CEO. “In the process, we expanded our percentage of business from two strategic sectors — the wireless industry at large and Tier-1 network operators — allowing us to increase revenues much faster than our end-markets. As a result, EXFO gained market share for a 26th consecutive year based on relentless innovation, customer delight and focus on execution. I remain confident that EXFO is uniquely positioned to benefit from key growth opportunities in the telecom industry, despite uncertainty in the global economy.”

Corporate Performance Objectives for Fiscal 2010-2012
Following are EXFO’s results after two years into its three-year plan:

Three-Year Objectives (Base year: FY 2009 which included divested LSI Division)	Results After 2 Years
Increase sales by at least 25% CAGR	25.4% CAGR
Raise gross margin from 61.3% to 65%	62.7%
Increase adjusted EBITDA* in dollars by at least 30% CAGR:	45.4% CAGR

*
EBITDA is defined as net earnings (loss) before interest, income taxes, amortization of property, plant and equipment, amortization of intangible assets and impairment of goodwill. Adjusted EBITDA represents EBITDA excluding the gain from the disposal of discontinued operations.

Selected Financial Information (unaudited)
(In thousands of US dollars)

		Q4 2011		Q3 2011	Q4 2010	FY 2011	FY 2010
Sales:
Continuing operations (formerly the Telecom Division)		$64,414		$67,630	$58,583	$269,743	$202,757
Discontinued operations (formerly the Life Sciences & Industrial Division)		−		−	6,653	1,991	25,359
Total		$64,414		$67,630	$65,236	$271,734	$228,116

Gross margin:
Continuing operations		$40,967		$43,387	$37,954	$169,447	$128,856
		63.6%		64.2%	64.8%	62.8%	63.6%
Discontinued operations	$	−	$	−	$3,448	$989	$13,563
		− %		− %	52.4%	49.7%	53.5%
Total		$40,967		$43,387	$41,442	$170,436	$142,419
		63.6%		64.2%	63.5%	62.7%	62.4%

Other selected information:
Net earnings:
Continuing operations (formerly the Telecom Division)		$1,890		$1,735	$4,124	$6,423	$3,550
Discontinued operations (formerly the Life Sciences & Industrial Division)		−		−	838	12,926	3,069
Total		$1,890		$1,735	$4,962	$19,349	$6,619

Amortization of intangible assets		$2,122		$2,128	$2,493	$9,187	$7,818
Stock-based compensation costs		$461		$432	$473	$2,256	$1,786
Net income tax effect of the above items		$(60)		$(70)	$(184)	$(479)	$(1,347)
Foreign exchange gain (loss)		$(57)		$(243)	$(1,765)	$(3,808)	$(1,496)
Adjusted EBITDA*		$6,925		$7,119	$11,466	$30,583	$27,306

Operating Expenses
Selling and administrative expenses amounted to US$87.1 million, or 32.3% of sales, in fiscal 2011 compared to US$66.6 million, or 32.9% of sales, in 2010. In the fourth quarter of 2011, selling and administrative expenses totaled US$21.8 million, or 33.9% of sales, compared to US$23.1 million, or 34.1% of sales, in the third quarter of 2011 and US$18.9 million, or 32.3% of sales, in the fourth quarter of 2010.

Gross research and development (R&D) expenses reached US$57.2 million, or 21.2% of sales, in fiscal 2011 compared to US$44.6 million, or 22.0% of sales, in 2010. In the fourth quarter of 2011, gross R&D expenses attained US$14.3 million, or 22.3% of sales, compared to US$15.4 million, or 22.7% of sales, in the previous quarter and US$12.4 million, or 21.1% of sales, in the fourth quarter of 2010.

Net R&D expenses totaled US$47.9 million, or 17.7% of sales, in fiscal 2011 compared to US$37.8 million, or 18.7% of sales, in 2010. In the fourth quarter of 2011, net R&D expenses amounted to US$12.1 million, or 18.8% of sales, compared to US$12.9 million, or 19.2% of sales, in the third quarter of 2011 and US$10.5 million, or 17.9% of sales, in the fourth quarter of 2010.

Fiscal 2011 Highlights

▪
IP Fixed and Mobile Network Convergence and Broadband Deployments — Growth in optical and high-speed networking, Ethernet/OTN, and 2G/3G/LTE revenues, market-share gains, a full-year revenue contribution from NetHawk, and calendar 2010 year-end budget spending contributed to deliver an annual sales increase of 33.0% to US$269.7 million in fiscal 2011. Optical, Protocol and Copper Access sales improved 27.9%, 38.4%, and 37.8%, respectively, in fiscal 2011. Geographically, sales increased 29.3% in the Americas, 41.7% in Europe, Middle East and Africa (EMEA), and 29.8% in Asia-Pacific in 2011. EXFO’s largest customer accounted for 7.2% of sales in 2011, while the company’s top three customers represented 16.3%.

▪
Profitable Growth Path — Adjusted EBITDA* in dollars increased 12.0% to $30.6 million in fiscal 2011 on total sales of US$271.7 million. Adjusted EBITDA* was negatively affected by a foreign exchange loss of US$3.8 million. Cash flows from operations reached US$23.3 million in 2011.

Business Outlook
EXFO forecasts sales between US$65 million and US$70 million for the first quarter of fiscal 2012, while net earnings should range between US$0.01 and US$0.05 per diluted share. Net earnings include US$0.04 per share in after-tax amortization of intangible assets and stock-based compensation costs. The company also anticipates a pre-tax, foreign exchange gain of US$0.02 per share following the significant decrease in the value of the Canadian dollar since August 31, 2011.

This guidance was established by management based on existing backlog as of the date of this press release, seasonality, expected bookings for the remaining of the quarter, as well as exchange rates as of the day of this press release.

Conference Call and Webcast
EXFO will host a conference call today at 5 p.m. (Eastern time) to review its fourth-quarter and year-end financial results  for  fiscal 2011.  To listen  to the  conference  call and  participate  in the  question  period via  telephone,  dial 1-416-981-9017. Germain Lamonde, Chairman, President and CEO, and Pierre Plamondon, CA, Vice-President of Finance and Chief Financial Officer, will participate in the call. An audio replay will be available one hour after the end of the conference call until 7 p.m. on October 18, 2011. The replay number is 1-402-977-9141 and the reservation number is 21537842. The live audio Webcast and replay of the conference call will also be available on EXFO’s Website at www.EXFO.com/investors.

About EXFO
Listed on the NASDAQ and TSX stock exchanges, EXFO is among the leading providers of next-generation test and service assurance solutions for wireless and wireline network operators and equipment manufacturers in the global telecommunications industry. The company offers innovative solutions for the development, installation, management and maintenance of converged, IP fixed and mobile networks — from the core to the edge. Key technologies supported include 3G, 4G/LTE, IMS, Ethernet, OTN, FTTx, and various optical technologies (accounting for an estimated 35% of the portable fiber-optic test market). EXFO has a staff of approximately 1800 people in 25 countries, supporting more than 2000 telecom customers worldwide. For more information, visit www.EXFO.com.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, will, expect, believe, anticipate, intend, could, estimate, continue, or the negative or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in our forward-looking statements due to various factors including economic uncertainty (including our ability to quickly adapt cost structures with anticipated levels of business, ability to manage inventory levels with market demand); future economic, competitive, financial and market conditions; capital spending levels in the telecommunications industry; limited visibility with regards to customer orders and the timing of such orders; fluctuating exchange rates; our ability to successfully integrate our acquired and to-be-acquired businesses; consolidation in the global telecommunications test and service assurance industry and increased competition among vendors; concentration of sales; market acceptance of our new products and other upcoming products; our ability to successfully expand international operations; and the retention of key technical and management personnel. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this press release. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

Non-GAAP Financial Measures
EXFO provides non-GAAP financial measures (EBITDA and Adjusted EBITDA*) as supplemental information regarding its operational performance. The company uses these measures for the purposes of evaluating its historical and prospective financial performance, as well as its performance relative to competitors. These measures also help EXFO’s management to plan and forecast for future periods as well as to make operational and strategic decisions. EXFO believes that providing this information, in addition to GAAP measures, allows investors to see the company’s results through the eyes of management, and to better understand the company’s historical and future financial performance.

The presentation of this additional information is not prepared in accordance with GAAP. Therefore, the information may not necessarily be comparable to that of other companies and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with GAAP.

The following table summarizes the reconciliation of EBITDA and Adjusted EBITDA to GAAP net earnings (loss) in thousands of US dollars:

*
EBITDA is defined as net earnings (loss) before interest, income taxes, amortization of property, plant and equipment, amortization of intangible assets, impairment of goodwill. Adjusted EBITDA represents EBITDA excluding the gain from the disposal of discontinued operations.

EBITDA and Adjusted EBITDA (including discontinued operations)

	Year ended August 31, 2011	Year ended August 31, 2010	Year ended August 31, 2009

GAAP net earnings (loss) for the year	$19,349	$6,619	$(16,585)

Add (deduct):

Amortization of property, plant and equipment
Continuing operations	6,772	5,757	4,453
Discontinued operations	14	154	154
Amortization of intangible assets
Continuing operations	9,183	7,773	5,033
Discontinued operations	4	45	34
Interest and other income (expenses)
Continuing operations	(511)	292	(592)
Discontinued operations	–	1	(5)
Income taxes
Continuing operations	8,783	5,529	266
Discontinued operations	201	1,136	(5)
Impairment of goodwill (continuing operations)	–	–	21,713

EBITDA for the year	43,795	27,306	14,466
Gain on disposal of discontinued operations	(13,212)	–	–
Adjusted EBITDA for the year	$30,583	$27,306	$14,466

Adjusted EDITDA in percentage of total sales	11.3%	12.0%	8.4%

For more information
Vance Oliver
Manager, Investor Relations
(418) 683-0913, Ext. 23733
vance.oliver@exfo.com

EXFO Inc.
Unaudited Interim Consolidated Balance Sheet

(in thousands of US dollars)

	As at August 31,
	2011	2010
Assets

Current assets
Cash	$22,771	$21,440
Short-term investments	47,091	10,379
Accounts receivable
Trade	45,151	50,190
Other	6,329	5,217
Income taxes and tax credits recoverable	5,414	2,604
Inventories	52,754	40,328
Prepaid expenses	3,237	2,816
Future income taxes	6,130	6,191
Current assets held for sale	–	3,991
	188,877	143,156

Tax credits recoverable	36,627	29,397
Forward exchange contracts	149	–
Property, plant and equipment	30,566	23,455
Intangible assets	22,901	27,947
Goodwill	30,942	29,355
Future income taxes	11,024	12,884
Long-term assets held for sale	–	7,308

	$321,086	$273,502
Liabilities

Current liabilities
Bank loan	$784	$–
Accounts payable and accrued liabilities	32,137	30,870
Income taxes payable	876	426
Current portion of long-term debt	645	568
Deferred revenue	10,590	10,354
Current liabilities related to assets held for sale	–	2,531
	45,032	44,749

Deferred revenue	5,704	5,775
Long-term debt	968	1,419
Other liabilities	723	603
Future income taxes	4,913	–
Long-term liabilities related to assets held for sale	–	537

	57,340	53,083

Shareholders’ equity
Share capital	110,341	106,126
Contributed surplus	18,017	18,563
Retained earnings	69,877	50,528
Accumulated other comprehensive income	65,511	45,202

	263,746	220,419

	$321,086	$273,502

EXFO Inc.
Unaudited Interim Consolidated Statements of Earnings

(in thousands of US dollars, except share and per share data)

	Three months ended August 31, 2011	Twelve months ended August 31, 2011	Three months ended August 31, 2010	Twelve months ended August 31, 2010

Sales	$64,414	$269,743	$58,583	$202,757

Cost of sales (1,2)	23,447	100,296	20,629	73,901
Gross margin	40,967	169,447	37,954	128,856

Operating expenses
Selling and administrative (1)	21,846	87,062	18,931	66,612
Net research and development (1)	12,139	47,927	10,508	37,847
Amortization of property, plant and equipment	1,697	6,772	1,623	5,757
Amortization of intangible assets	2,122	9,183	2,478	7,773
Total operating expenses	37,804	150,944	33,540	117,989
Earnings from operations	3,163	18,503	4,414	10,867

Interest and other income (expense)	21	511	(116)	(292)
Foreign exchange gain (loss)	(57)	(3,808)	1,765	(1,496)
Earnings before income taxes	3,127	15,206	6,063	9,079

Income taxes	1,237	8,783	1,939	5,529

Net earnings from continuing operations	1,890	6,423	4,124	3,550

Net earnings from discontinued operations	–	12,926	838	3,069

Net earnings for the period	$1,890	$19,349	$4,962	$6,619

Basic net earnings from continuing operations per share	$0.03	$0.11	$0.07	$0.06

Diluted net earnings from continuing operations per share	$0.03	$0.10	$0.07	$0.06

Basic net earnings from discontinued operations per share	$–	$0.22	$0.01	$0.05

Diluted net earnings from discontinued operations per share	$–	$0.21	$0.01	$0.05

Basic net earnings per share	$0.03	$0.32	$0.08	$0.11

Diluted net earnings per share	$0.03	$0.31	$0.08	$0.11

Basic weighted average number of shares outstanding (000’s)	60,253	60,000	59,569	59,479

Diluted weighted average number of shares outstanding (000’s)	61,607	61,488	60,910	60,616

(1) Stock-based compensation costs included in:
Cost of sales	$62	$224	$42	$138
Selling and administrative	$275	$1,281	$272	$1,042
Net research and development	$124	$487	$125	$470
Net earnings from discontinued operations	$–	$264	$34	$136

(2)    The cost of sales is exclusive of amortization, shown separately.

EXFO Inc.
Unaudited Interim Consolidated Statements of Comprehensive Income (Loss)
and Accumulated Other Comprehensive Income

(in thousands of US dollars)

Comprehensive income (loss)
	Three months ended August 31, 2011	Twelve months ended August 31, 2011	Three months ended August 31, 2010	Twelve months ended August 31, 2010

Net earnings for the period	$1,890	$19,349	$4,962	$6,619
Foreign currency translation adjustment	(1,872)	19,399	(2,418)	3,728
Reclassification of realized losses on short-term investments in net earnings	2	2	–	–
Unrealized gains (losses) on forward exchange contracts	(13)	3,413	(927)	940
Reclassification of realized gains on forward exchange contracts in net earnings	(746)	(2,191)	(281)	(1,022)
Future income taxes effect of the above items	217	(314)	374	24

Comprehensive income (loss)	$(522)	$39,658	$1,710	$10,289

Accumulated other comprehensive income
	Twelve months ended August 31,

	2011	2010

Foreign currency translation adjustment
Cumulative effect of prior periods	$44,186	$40,458
Current period	19,399	3,728

	63,585	44,186

Unrealized gains (losses) on forward exchange contracts
Cumulative effect of prior periods	1,018	1,076
Current period, net of realized gains and future income taxes	908	(58)

	1,926	1,018
Unrealized losses on short-term investments
Cumulative effect of prior periods	(2)	(2)
Current period	2	–

	–	(2)

Accumulated other comprehensive income	$65,511	$45,202

EXFO Inc.
Unaudited Interim Consolidated Statements of Retained Earnings
and Contributed Surplus

(in thousands of US dollars)

Retained earnings
	Twelve months ended August 31,

	2011	2010

Balance – Beginning of the period	$50,528	$43,909

Add
Net earnings for the period	19,349	6,619

Balance – End of the period	$69,877	$50,528

Contributed surplus
	Twelve months ended August 31,

	2011	2010

Balance – Beginning of the period	$18,563	$17,758

Add (deduct)
Stock-based compensation costs	2,217	1,756
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	(2,763)	(954)
Discount on redemption of share capital	–	3

Balance – End of the period	$18,017	$18,563

EXFO Inc.
Unaudited Interim Consolidated Statements of Cash Flows

(in thousands of US dollars)

	Three months ended August 31, 2011	Twelve months ended August 31, 2011	Three months ended August 31, 2010	Twelve months ended August 31, 2010

Cash flows from operating activities
Net earnings for the period	$1,890	$19,349	$4,962	$6,619
Add (deduct) items not affecting cash
Change in discount on short-term investments	4	(42)	(6)	19
Stock-based compensation costs	461	2,256	473	1,786
Amortization	3,819	15,973	4,158	13,729
Gain on disposal of discontinued operations	–	(13,212)	–	–
Gain on disposal of capital assets	–	(568)	–	–
Deferred revenue	(3,543)	(1,262)	1,264	3,672
Future income taxes	774	7,032	1,529	5,787
Change in unrealized foreign exchange gain/loss	113	2,130	518	471

	3,518	31,656	12,898	32,083

Change in non-cash operating items
Accounts receivable	3,891	10,066	(4,265)	(22,522)
Income taxes and tax credits	(1,714)	(6,714)	942	(4,073)
Inventories	200	(8,751)	(2,205)	(9,302)
Prepaid expenses	600	(232)	262	105
Accounts payable and accrued liabilities	(4,506)	(2,775)	3,216	5,168
Other liabilities	(187)	60	308	308

	1,802	23,310	11,156	1,767
Cash flows from investing activities
Additions to short-term investments	(95,023)	(516,674)	(20,506)	(233,388)
Proceeds from disposal and maturity of short-term investments	100,613	481,945	16,656	285,805
Additions to capital assets	(5,079)	(12,164)	(2,746)	(8,966)
Proceeds from disposal of capital assets	–	568	–	–
Net proceeds from disposal of discontinued operations	–	22,063	–	–
Business combination, net of cash acquired	(289)	(1,049)	(346)	(33,042)

	222	(25,311)	(6,942)	10,409
Cash flows from financing activities
Bank loan	–	772	–	–
Repayment of long-term debt	(323)	(619)	(274)	(274)
Exercise of stock options	5	1,452	49	343
Redemption of share capital	–	–	–	(14)

	(318)	1,605	(225)	55

Effect of foreign exchange rate changes on cash	(76)	1,058	(336)	(733)

Change in cash	1,630	662	3,653	11,498
Cash – Beginning of period	21,141	22,109	18,456	10,611
Cash – End of period	$22,771	$22,771	$22,109	$22,109